No Act
P.E. 1-8-03
1-11084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017663

March 10, 2003

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

1934
14A-8
3/10/2003

Re: Kohl's Corporation
Incoming letter dated January 8, 2003

Dear Mr. Schepp:

This is in response to your letter dated January 8, 2003 concerning the shareholder proposal submitted to Kohl's by the Board of Trustees of International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St. N.W.
Washington, DC 20005

KOHL'S

January 8, 2003

VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

Kohl's Corporation, a Wisconsin corporation (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the Company omits the shareholder proposal described below from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (the "2003 Proxy"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. The Proposal

The Company has received a proposal sponsored by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Proponent") requesting, pursuant to Rule 14a-8 of the Exchange Act, that the Company include a shareholder proposal (the "Shareholder Proposal") in the 2003 Proxy. A copy of the Shareholder Proposal and the November 26, 2002 correspondence from the Proponent is attached hereto as **Exhibit A**.

The Proposal requests that the Company's Board of Directors:

adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

II. Grounds for Omission

The Company believes the Shareholder Proposal may be omitted from the 2003 Proxy for the following independent reasons:

A. Pursuant to Rule 14a-8(i)(9), because the Shareholder Proposal directly conflicts with one of the Company's own proposals that will be included in the 2003 Proxy; and

B. Pursuant to Rules 14a-8(i)(3) and 14a-9, because the Shareholder Proposal is false and misleading.

III. Discussion

A. The Shareholder Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because the Proposal directly conflicts with one of the Company's own proposals that will be included in the 2003 Proxy.

Rule 14a-8(i)(9) provides that a company may omit from its proxy materials a shareholder proposal "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

At the Company's 2003 Annual Meeting of Shareholders, the Company intends to submit a proposal (the "Company Proposal") to approve a new long-term compensation plan (the "Proposed Plan"). The Proposed Plan covers grants of stock options as well as other equity-based incentive awards. The Proposed Plan gives the Compensation and Stock Option Committee of the Company's Board of Directors (the "Committee") wide latitude in setting the relevant exercise price and vesting criteria of stock options granted to the Company's employees, including its senior executives. The Proposed Plan does not specifically provide for "performance-based" stock options (as described in the Shareholder Proposal). On the contrary, the Proposed Plan would permit the Committee to grant some or all stock options to senior executives that would not constitute "performance-based" stock options.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the Staff has consistently permitted companies to exclude shareholder proposals if there is some basis for concluding that the shareholder proposal and the company's proposal present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Specifically, the Staff has granted "no-action" relief in numerous situations such as this one, where a shareholder proposal attempts to limit or restrict the granting of stock options and management proposes to present a stock option plan to shareholders for their approval at the same meeting. ***See, e.g.,*** *Croghan Bancshares, Inc.* (March 13, 2002) (shareholder proposal requiring that directors be excluded from participation in the company's stock option and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors and gave committee broad discretion in selecting the participants), *First Niagara Financial Group, Inc.* (March 7, 2002) (shareholder proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to officers and directors), *Osteotech, Inc.* (April 24, 2001), (shareholder proposal requesting discontinuance of stock option grants to executive officers and directors of the company excludable because it conflicted with a company proposal to adopt a new stock option plan which granted broad discretion to a committee to determine the identity of the recipients of stock option awards), *Phillips-Van Heusen Corporation* (April 21, 2000) (shareholder proposal that the officers and directors consider the discontinuance of all stock options and other awards after termination of existing programs for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); *Mattel, Inc.* (March 4, 1999) (shareholder proposal that the directors consider the discontinuance of all bonuses, stock options and other awards for top management after termination of existing programs excludable because the proposal conflicted with a company proposal to adopt Long-Term Incentive Plan providing for the payment of bonuses to members of management); *Eastman Kodak Company* (February 1, 1999) (shareholder proposal that the officers and directors consider the discontinuance of all stock options and other awards after termination of existing programs for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); and *Rubbermaid Incorporated* (January 16, 1997) (shareholder proposal requiring that all future stock options be granted at market price indexed for inflation excludable because it conflicted with a company proposal to adopt an amended stock option plan that did not provide for inflation adjustments).

As was the case in all of the above-referenced circumstances, the Shareholder Proposal in this instance is directly in conflict with the Company Proposal. The Proposed Plan gives the Committee considerable flexibility in setting the exercise price and vesting criteria for stock options for all employees, including senior executives. The Shareholder Proposal would limit the Committee's discretion by requiring that grants to senior executives be limited to "performance-based" stock options.

The Shareholder Proposal is excludable under Rule 14a-8(i)(9) even if it would be *possible* for the Committee to make grants under the Stock Plan that fit within the restrictions mandated by the Shareholder Proposal. In *Osteotech,* the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would technically be eligible to participate in the proposed stock option plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff took a no-action position, taking note of the company's position that "submitting both proposals to a vote could provide inconsistent and ambiguous results." Similarly, while it might be possible for the Committee to comply with the Shareholder Proposal within the framework of the Proposed Plan, approval of both the Shareholder Proposal and the Company Proposal would furnish inconsistent and ambiguous guidance regarding stock option grants to senior executives. Accordingly, the Shareholder Proposal may be omitted under Rule 14a-8(i)(9).

B. The Shareholder Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules. A shareholder proposal or supporting statement may be excluded when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As set forth below, the Shareholder Proposal and supporting statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that the Shareholder Proposal must be completely excluded.

1. The Shareholder Proposal will be subject to differing interpretations.

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.*, (Dec. 27, 1988). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). See also *Kohl's Corporation* (March 13, 2001), *Revlon, Inc.* (March 13, 2001), *McDonald's Corp.* (March 13, 2001), *Ann Taylor Stores Corp.*, (March 13, 2001).

The Shareholder Proposal is vague and misleading because shareholders will not understand what they are being asked to consider from the text of the Proposal and the supporting statement. The Shareholder Proposal requests adoption of a policy that would apply to stock option grants to ***"senior executives"***. The Proponents fail to specify precisely what level of executives to which the policy is to be applicable. For example, some readers may reasonably assume that the policy would apply to the Company's principal officers (Chief Executive Officer, President and Chief Operating Officer). Some readers may assume that the policy would apply to the five named executives in the Company's annual report or proxy statement. Others may assume the policy applies to the Company's twelve "Officers" as defined in Rule 16a-1 of the Exchange Act. Others still may assume that the policy would apply to the Company's Senior Executive Management Board or the Company's entire Management Board. Absent a clear delineation of the applicability of the proposed policy, the Shareholder Proposal is vague and misleading because the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), "would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires."

2. The Shareholder Proposal omits material information, rendering it false and misleading in violation of Rule 14a-9.

The Shareholder Proposal fails to describe the accounting implications presented by the use of the described "performance-based" stock options. The omission of this information renders the Shareholder Proposal false and misleading.

In compliance with generally accepted accounting principles, the Company, like most publicly-traded companies, expenses its stock-based compensation costs using the "intrinsic value method" described in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Because the exercise price of the described "performanced-based" options would not be known on the date of grant, APB 25 would require that compensation expenses under these awards be periodically remeasured until the performance target is resolved and the exercise price is known. In a period of stock price volatility, "performanced-based" options could cause volatile expense charges from period to period.

Absent a clear description of the accounting implications of the use of "performanced-based" options and the effect of such options on the Company's financial statements, the Shareholder Proposal is false and misleading because shareholders will not understand the full impact of the matter they are being asked to vote upon.

3. The Shareholder Proposal contains numerous false and misleading statements, in violation of Rule 14a-9.

The Shareholder Proposal is virtually identical to the proposals that were the subject of the Staff's recent no-action letters in *Tyco International, LTD.*, (December 16, 2002) and *Hewlett-Packard Company* (December 27, 2002). For all of the reasons cited in Section II of Tyco counsel's November 8, 2002 letter to the Commission and Hewlett-Packard counsel's December 9, 2002 letter to the Commission, the Company believes that the Shareholder Proposal may be excluded in its entirety under Rule 14a-8(i)(3)[1]. In the alternative, if the Staff is unable to concur with the Company's conclusion that the Shareholder Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, the Company respectfully requests that the Staff recommend exclusion and/or revision of the referenced statements in the manner described in *Tyco and Hewlett-Packard.*

[1] In the interest of brevity, all of the arguments cited by Tyco's and Hewlett Packard's counsel in Section II of their respective letters to the Commission are expressly incorporated herein by reference.

IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Shareholder Proposal is omitted from the Company's 2003 Proxy. Pursuant to Rule 14a-8(j), enclosed herewith are five (5) copies of this letter and the Shareholder Proposal. The Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its 2003 Proxy pursuant to Rules 14a-8(i)(9) and 14a-8(i)(3). This letter is being filed with the Commission no later than 80 calendar days before the Company will file its definitive 2003 Proxy with the Commission.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (262) 703-2787.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

EXHIBIT A

(See attached.)

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

November 26, 2002

DEC 2002
RECEIVED

VIA FAX & U.S. MAIL

Mr. Richard D. Shepp
Vice President & Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Dear Mr. Shepp:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Kohl's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2003.

The proposal relates to "**Performanced Based Stock Options**`" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. SEC's Proxy Guidelines.

The Fund is a beneficial holder of 29,900 shares of Kohl common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's 2003 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl

Enclosure

Indexed Options Proposal

Resolved, that the shareholders of Kohls Corporation (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated January 8, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to conclude that Kohl's has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Gail A. Pierce
Attorney-Advisor